FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of April, 2012

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F   ☒               Form 40-F   ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐          No   ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             ]

NBG Group: Full-Year Results 2011

Write-downs in bonds and other claims on the Greek Government:

•       Nominal value of eligible securities for PSI+: €14.8 billion

•       Book value of the bond portfolio marked down by 75%, leading to a loss of €11,784 million (before tax)

•       Additional write-downs of €1,170 million (after tax) in all claims on the Greek Government

•       Recognition of tax benefit of €1.3 billion from PSI+ losses are envisaged with the finalization of the legislative framework

Capital adequacy:

•       The Total Capital Adequacy Ratio stands at 8.3% following the state guarantee of a capital injection of €6.9 billion from the Financial Stability Fund in the context of the recapitalization programme for Greek banks

•       Core Tier I at 6.3%

NBG’s Capital Strengthening:

•       €1 billion capital raising through the issue of redeemable preference shares taken up by the Hellenic Republic

•       Buy-back of covered bonds and hybrid securities enhanced Tier I capital by €302 million

•       Drastic -€250 million reduction in operating expenses in Greece over the past two years, down -15% since 2009

Liquidity:

•       The signing of the 2nd financial aid package for Greece gradually leads to a reversal in the climate of uncertainty and an inflow of deposits

•       Despite the cumulative -30% reduction in deposits in Greece since the end of 2009, the loan book continues to be funded by deposits, with the loan-to-deposit ratio at 106% in Greece, and 109% for the Group as a whole

•       Further improvements in the loan-to-deposit ratio in Turkey and SE Europe to 113% and 132%, down by -3 and -16 percentage points respectively, yoy

•       €1.3 billion reduction in the funding gap of the Group’s SE Europe units in the past two years

Fortifying the balance sheet:	• Provision formation at €2.2 billion in 2011 (+60% yoy), of which €1.8 billion fortify the Bank in Greece • Provision coverage ratio (+90 dpd) at 58% for the Group, the highest in the sector
Financial results:	• Losses of €289 million, before the write-downs in bonds and other extraordinary items and expenses, despite the €820 million increase (on an annual basis) in the Group’s provisions

• Our international affiliates continued to post profits: €368 million in 2011
Greece:

•       Core earnings before provisions up +6% yoy

•       Core revenues at €2.7 billion (-6% yoy), despite the adverse climate

•       Drastic yoy reduction in payroll costs by -8% and general expenses and depreciation -9%

•       Provisions at €1.8 billion, up +82% yoy

Finansbank:

•       Net profit at TL849 million (€365 million), down -8% yoy, due to the impact of the tight monetary policy on interest margins

•       Dynamic yoy growth in business: lending up by +16% and deposits by +22%

•       Further improvement in asset quality, with the provision charge stabilizing at 1%

•       Substantial strengthening of liquidity through the issue, in May 2011, of a 5-year Eurobond worth US$500 million and, in December 2011, of a syndicated loan, also worth US$500 million

SE Europe:	• Profit before provisions: €177 million, down -35% yoy • Operating costs down by -5% yoy

The tangible solidarity demonstrated by our European partners and the IMF, coupled with the very substantial reduction in the public debt through the PSI process, reflects the high level of support for our efforts to achieve fiscal adjustment — efforts unprecedented at the international level. At the same time, it provides Greece with a unique opportunity to create a strong economy, based on solid foundations, with prospects for sustainable growth within the euro area. We cannot afford to lose this opportunity, since failure would deprive Greece of everything it has achieved in recent decades, not only in economic and social terms, but also with regard to our position in the international community.

It is clear that the Greek banking system is suffering the consequences of the fiscal crisis. It faces losses that amount to tens of billions of euro, mainly because of the debt exchange for Greek government bonds (PSI+), and relatively smaller sums—according to the analyses of BlackRock—from anticipated future losses in banks’ loan portfolios. The new adjustment programme for Greece provides the necessary assistance for the recapitalization of the banking system, with the first and most substantial tranche available forthwith. The final level of the recapitalization, and the terms under which it will be carried out so as to enable the Greek banking system to remain in the private sector, will soon be clarified. Suffice it to say, these developments are contributing to the gradual restoration of confidence in the country and, more specifically, its banking system, as evidenced by the inflow of deposits during the past month following a protracted cumulative 30% loss of its deposit base during the past two years.

These developments generate the conditions for significantly restructuring the banking system in Greece so that—from a position of strength and efficiency—banks will be able to effectively live up to their role of promoting economic growth.

The NBG Group will continue to pursue a strategy that is designed to cope with the unprecedented crisis that we are currently experiencing. The results of this strategy so far can be summed up as follows:

•           Over the course of the past 20 months, we have managed to amass approximately €3.5 billion in additional regulatory capital.

•           We have reduced our operating expenses by €250 million within the past two years — an effort that continues.

•           We have consistently implemented a prudent credit policy that enables viable businesses and households to weather the storm, while we have also designed refinancing packages for those who have been unduly hit by the crisis and need assistance in facing their cash flow difficulties.

•           We have promoted the clean-up of our balance sheet with the formation of high provisions to meet risks in our balance sheet.

Proof of the effectiveness of these measures lies in the fact that we shall not need to request additional funds, arising from BlackRock Solution’s assessment of the quality our loan book.

In the coming months, NBG will continue its efforts to strengthen its capital position and simultaneously reduce its need for government assistance through the implementation of a series of actions, including: the sale of a minority stake in Finansbank; exploration of the prospects of a sale of a minority stake in the new subsidiary (currently under establishment) which will incorporate NBG’s units in South East European countries, as well as the prospects of a sale of the Astir Palace resort; continued repurchase of liabilities; and optimal management of its risk-weighted assets. As a result of these actions, NBG will remain the key pillar of strength and stability in the domestic banking system, capable of attracting the private funds necessary to proceed with recapitalization.

I would like to take this opportunity to acknowledge and thank our staff for their dedication and hard work in these very difficult times.

Over the past two years, Greece has made Herculean efforts that few would have thought possible. The results of these efforts are beginning to bear fruit, and I am certain that if we can work together in unison and a spirit of common purpose the enormous sacrifices that the Greek people are making will be rewarded, and we shall soon exit the worst of the crisis.

Athens, 20 April 2012

Apostolos Tamvakakis

Chief Executive Officer

For full-year 2011, the NBG Group posted operating losses of €289 million. If losses of €10,751 million (after recognition of a fraction of the associated tax benefit) stemming from the Bank’s involvement in the Greek sovereign debt exchange programme (PSI+), the write-downs in claims on the Greek Government not included in PSI+, and other extraordinary write-downs and impairments totalling €1,305 million, are taken into account, the total loss for the Group was €12.3 billion. Our results were also severely impacted by high provisions for NPLs, totalling €2,185 million (up by €820 million yoy) due to the extremely harsh economic climate in Greece.

In response to this difficult period for the Greek economy, the Group has implemented a series of measures designed to bring its business model in line with current economic circumstances. Specifically, we have strengthened our capital position through a €1 billion share capital raising, the issue of redeemable preference shares (taken up in full by the Hellenic Republic), and the buyback of covered bonds and hybrid securities (€302 million); we have fortified our balance sheet with higher provisions; and we have made significant reductions in our operating expenses.

Our cost-cutting efforts deserve special note: expenses Group-wide declined by 6% yoy, primarily due to the drastic reduction in operating expenses in Greece (payroll costs down by -8% and general expenses and depreciation by -9% yoy), as well as in SE Europe (1) (-5% over the same period). Notably, operating expenses in Greece have been slashed by €250 million over the past two years, corresponding to a reduction of 15% since the end of 2009.

Following the signing of the new financial stability programme for Greece, the climate of uncertainty has begun to recede, leading to deposit growth of around €1 billion. The trust that depositors have in NBG is reflected in the fact that we have gained market share in all deposit categories (savings deposits 34.1%, time deposits 15.6%, and sight deposits 22%). Despite the drastic reduction in deposits and the sharp fall in economic activity, total lending in Greece has declined by just -3.5% on an annual basis.

The effective implementation of our strategy to enhance the liquidity of the Group’s subsidiaries abroad is underscored by the 22% increase in deposits in Turkey and the stabilization of deposits in SE Europe, within a harsh economic environment.

At the end of 2011, the loan-to-deposit ratio for the Group as a whole stood at the robust levels of 109%, and 106% for Greece in particular, despite the cumulative -30% decline in deposits in Greece since the end of 2009.

Bond write-downs under the sovereign debt exchange programme (PSI+)

Our 2011 results were burdened by write-downs in our Greek Government bond holdings in the amount of €10,751 million after the deduction of only a fraction of the

(1)  SE Europe includes the Group’s businesses in Bulgaria, Romania, Serbia, Albania and the Former Yugoslav Republic of Macedonia.

associated tax benefit. This loss stems from the Group’s involvement in PSI+, the debt exchange programme for Greek Government bonds and other eligible securities. The nominal value of the bonds held by the Group and included in the exchange programme amounted to circa €14.8 billion.

The implementation of PSI+ led the Bank to write down claims on the Greek Government (€1,170 million) not included in PSI+. These claims include loans guaranteed by the Hellenic Republic and other claims.

The escalation of the economic crisis in Greece leads to increases in delinquencies

The economic climate in Greece continues to be severely stressed (GDP down by -7.5% in Q4.2011), thus leading to deterioration in the quality of banks’ loan books.

The Group’s ratio of +90 dpds to total loans stood at 12.2%. In Greece, the ratio stood at 13% compared with 8.4% in 2010. On the other hand, in Turkey, which continued to post healthy economic growth, the +90 dpd ratio declined to 4.8%, from 5.9% in 2010. The slow recovery in SE Europe, held back by the ongoing euro area crisis, had an adverse impact on loan book quality in the region.

Provisions in 2011 persisted at high levels (€2,185 million), up +60% yoy. Accumulated provisions now amount to €5.2 billion, i.e. 7.1% of the Group’s total lending. As a result of the Bank’s conservative provisions policy, the +90 dpd coverage ratio remained at the highest levels for the sector, at 58%, before, of course, taking into consideration the various forms of associated collateral.

Finansbank: Strong profitability combined with dynamic growth

In 2011, the net profit of Finansbank declined by -8% yoy to TL849 million (€365 million).

The strength of the Turkish economy engenders expectations for further enhanced growth of Finansbank. Specifically:

•      In 2011, net interest income in Turkey remained unchanged at its high 2010 level, at TL2,106 million (€906 million) amid ongoing market-wide spread narrowing. This performance ranks Finansbank first among Turkish banks in terms of the level of net interest margin, which, it may be noted, is not supported by highly variable sources of income such as that from securities.

•      The 16% yoy growth in operating costs mainly reflects expenses resulting from high inflation and Finansbank’s network expansion programme, which increased the number of branches by +4% yoy to over 520 branches by the end of 2011. Despite the expansion of its network, Finansbank’s efficiency (cost/income) ratio for 2011 stood at the low level of 52%.

In 2011, Finansbank’s total lending amounted to TL36.8 billion (€15.1 billion), up +16% yoy. Despite the growth in lending activity, the bank’s Capital Adequacy Ratio (CAR) stood at the strong level of 17.6%, the highest among its peers. Retail lending continues to be the key driver behind Finansbank’s growth dynamic, moving upwards at an impressive rate (+19% yoy). Total retail lending in 2011 amounted to TL20.3 billion (€8.3 billion). In addition, Finansbank’s business lending in 2011 totalled TL16.5 billion (€6.8 billion), posting year-on-year growth of +12%, reflecting the general improved business climate in the country.

In 2011, +90 dpd loans declined further to 4.8% of the total loan book, down by -103 bps yoy. Moreover, the provision cost moved downward by over 100 bps, with the coverage ratio remaining high, at over 75%.

As a result of the bank’s strategy to widen its deposit base, strong growth was also posted by deposits, which grew by an impressive +22% yoy. At the end of 2011, the bank’s loan-to-deposit ratio stood at a record low of 113%.

Underscoring the confidence that it enjoys among investors, in 2011 Finansbank successfully completed the issue of a bond worth US$500 million, as well as a syndicated loan, also worth US$500 million.

SE Europe: Marginal profitability despite the harsh economic climate

Net profit from the Group’s SE Europe operations in 2011 totalled €3 million, compared with €75 million in 2010, as deleveraging continued and led to a reduction in net interest income. Despite the -5% reduction in operating expenses, which pursued a downward course for the second year running, pre-provision profit declined by -35% to €177 million, compared with €274 million in 2010.

Total lending in SE Europe fell by -10% yoy to €6.9 billion, enabling the Group to improve its loan-to-deposit ratio in SE Europe by 16 bps yoy.

Asset quality in SE Europe continues to labour under the negative macroeconomic environment, with the provision charge remaining at high levels in 2011 (2.6%).

Strengthening our capital base

In the context of actions designed to fortify the Bank’s capital position, in December 2011 we raised €1 billion through the issue of redeemable preference shares that were taken up in full by the Hellenic Republic. Further, in January 2012 we announced a tender offer to repurchase all or part of the covered bonds and hybrid securities issued by the Bank in the past. This move enabled the Bank to strengthen substantially its Tier I capital (by €302 million).

The Bank’s Total CAR, following the losses arising from PSI+ and other write-downs, but backed by the positive impact of the actions just outlined and, above all, the state guarantee of a capital injection of €6.9 billion from the Financial Stability Fund, stands at 8.3%.

Appendix

€ millions	2011	2010	Δ

Profit & loss
Group net profit (before PSI)	-289	476	—
Group net profit	-12,345	406	—
Greece	-12,715	-136	>100%
Turkey	365	462	-8	%*
SE Europe	3	75	-95%

Core revenues
Group	4,483	4,834	-7%
Greece	2,747	2,921	-6%
Turkey	1,255	1,348	-7%
SE Europe	418	505	-17%

Operating expenses
Group	2,541	2,511	+1%
Greece	1,410	1,539	-8%
Turkey	670	671	-0%
SE Europe	245	256	-5%

Balance sheet
Total assets	106,870	120,745	-11%
Loans	72,432	75,105	-4%
Deposits	59,544	68,039	-12%

Ratios
Tier I (pro forma)	7.2%	13.1%	-5.9%
Loans : deposits	109%	103%	+6%
Net interest margin (bps)	368	392	-24	bps
Cost : income	58%	54%	+4%

* on a constant currency basis

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/Apostolos Tamvakakis

(Registrant)
Date: April 20th, 2012

Chief Executive Officer